Schedule A

Funds

Name of Fund	Annual Rate of Average Daily Net Assets	Effective Date
First Trust Preferred Securities and Income Fund	0.80%	January 11, 2011
First Trust/Confluence Small Cap Value Fund	1.00%	January 11, 2011
First Trust Short Duration High Income Fund	0.65%	November 1, 2012
First Trust Managed Municipal Fund	0.50%	June 14, 2022